Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in “Management’s annual report on internal control over financial reporting” included in Management’s Discussion and Analysis for the year ended September 29, 2013. Management is also responsible for the preparation and presentation of other financial information included in the 2013 Annual Report and its consistency with the consolidated financial statements.

The Audit and Finance Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors and internal auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit and Finance Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit and Finance Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.

The consolidated financial statements have been independently audited by KPMG LLP, on behalf of the shareholders, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company. In addition, our auditors have issued an attestation report on the Company’s internal controls over financial reporting as at September 29, 2013. KPMG LLP has direct access to the Audit and Finance Committee of the Board of Directors.

(S) Glenn J. Chamandy                                                                  (S) Laurence G. Sellyn
Glenn J. Chamandy                                                                           Laurence G. Sellyn
President and Chief Executive Officer                                            Executive Vice-President,
             Chief Financial and Administrative Officer

November 26, 2013

GILDAN 2013 REPORT TO SHAREHOLDERS P. 48

CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Gildan Activewear Inc.

We have audited the accompanying consolidated financial statements of Gildan Activewear Inc. (the “Company”), which comprise the consolidated statements of financial position as at September 29, 2013 and September 30, 2012, the consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Gildan Activewear Inc. as at September 29, 2013 and September 30, 2012, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at September 29, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated November 20, 2013 expressed an unqualified (unmodified) opinion on the effectiveness of the Company’s internal control over financial reporting.

Montréal, Canada
November 20, 2013

*CPA auditor, CA, public accountancy permit No. A120841

                                     KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
                                    (“KPMG International”), a Swiss entity.
                                    KPMG Canada provides services to KPMG LLP.

GILDAN 2013 REPORT TO SHAREHOLDERS P.49

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gildan Activewear Inc.

We have audited Gildan Activewear Inc.’s internal control over financial reporting as at September 29, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Gildan Activewear Inc.’s Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as presented in the section entitled “Management’s Annual Report on Internal Control over Financial Reporting” included in Management’s Discussion and Analysis for the year ended September 29, 2013. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of Management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Gildan Activewear Inc. maintained, in all material respects, effective internal control over financial reporting as of September 29, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Gildan Activewear Inc. as at September 29, 2013 and September 30, 2012 and the related consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the years then ended, and our report dated November 20, 2013 expressed an unqualified (unmodified) opinion on those consolidated financial statements.

Montréal, Canada
November 20, 2013

*CPA auditor, CA, public accountancy permit No. A120841

                                     KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
                                     (“KPMG International”), a Swiss entity.
                                     KPMG Canada provides services to KPMG LLP.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 50

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars)

	September 29,	September 30,
	2013	2012

Current assets:
Cash and cash equivalents (note 6)	$97,368	$70,410
Trade accounts receivable (note 7)	255,018	257,595
Income taxes receivable	700	353
Inventories (note 8)	595,794	553,068
Prepaid expenses and deposits	14,959	14,451
Assets held for sale (note 18)	5,839	8,029
Other current assets	11,034	8,694
Total current assets	980,712	912,600

Non-current assets:
Property, plant and equipment (note 9)	655,869	552,437
Intangible assets (note 10)	247,537	259,981
Goodwill (note 10)	150,099	143,833
Investment in joint venture	-	12,126
Deferred income taxes (note 19)	1,443	4,471
Other non-current assets	7,991	10,989
Total non-current assets	1,062,939	983,837

Total assets	$2,043,651	$1,896,437

Current liabilities:
Accounts payable and accrued liabilities	$289,414	$256,442
Total current liabilities	289,414	256,442

Non-current liabilities:
Long-term debt (note 11)	-	181,000
Employee benefit obligations (note 12)	18,486	19,612
Provisions (note 13)	16,325	13,042
Total non-current liabilities	34,811	213,654

Total liabilities	324,225	470,096

Commitments, guarantees and contingent liabilities (note 24)

Equity:
Share capital	107,867	101,113
Contributed surplus	28,869	25,579
Retained earnings	1,583,346	1,306,724
Accumulated other comprehensive income	(656)	(7,075)
Total equity attributable to shareholders of the Company	1,719,426	1,426,341

Total liabilities and equity	$2,043,651	$1,896,437

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors:

(S) Glenn J. Chamandy	(S) Russell Goodman
Glenn J. Chamandy	Russell Goodman
Director	Director

 GILDAN 2013 REPORT TO SHAREHOLDERS P. 51

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
Years ended September 29, 2013 and September 30, 2012
(in thousands of U.S. dollars, except per share data)

	2013	2012

Net sales	$2,184,303	$1,948,253
Cost of sales	1,550,266	1,552,128

Gross profit	634,037	396,125

Selling, general and administrative expenses (note 17(a))	282,563	226,035
Restructuring and acquisition-related costs (note 18)	8,788	14,962

Operating income	342,686	155,128

Financial expenses, net (note 15(c))	12,013	11,598
Equity earnings in investment in joint venture	(46)	(597)

Earnings before income taxes	330,719	144,127

Income tax expense (recovery) (note 19)	10,541	(4,337)

Net earnings	320,178	148,464

Other comprehensive income (loss), net of related
income taxes (note 15(d)):
Cash flow hedges	6,419	(6,399)
Actuarial gain on employee benefit obligations	436	323
	6,855	(6,076)

Comprehensive income	$327,033	$142,388

Earnings per share:
Basic (note 20)	$2.64	$1.22
Diluted (note 20)	$2.61	$1.22

See accompanying notes to consolidated financial statements.

 GILDAN 2013 REPORT TO SHAREHOLDERS P. 52

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Years ended September 29, 2013 and September 30, 2012
(in thousands or thousands of U.S. dollars)

				Accumulated
				other
	Share capital		Contributed	comprehensive	Retained	Total
	Number	Amount	surplus	income (loss)	earnings	equity

Balance, October 2, 2011	121,331	$100,436	$16,526	$(676)	$1,194,804	$1,311,090

Share-based compensation	-	-	4,606	-	-	4,606
Shares issued under employee share
purchase plan	28	728	-	-	-	728
Shares issued pursuant to exercise of
stock options	56	982	(209)	-	-	773
Shares issued or distributed pursuant to
vesting of restricted share units	181	4,957	(4,957)	-	-	-
Share-based consideration in connection
with a business acquisition	-	-	3,432	-	-	3,432
Share repurchases for future settlement
of non-Treasury RSUs (note 14(e))	(210)	(5,990)	5,929	-	-	(61)
Dividends declared	-	-	252	-	(36,867)	(36,615)
Transactions with shareholders of the
Company recognized directly in equity	55	677	9,053	-	(36,867)	(27,137)

Cash flow hedges (note 15(d))	-	-	-	(6,399)	-	(6,399)
Actuarial gain on employee benefit
obligations (note 15(d))	-	-	-	-	323	323
Net earnings	-	-	-	-	148,464	148,464
Comprehensive income	-	-	-	(6,399)	148,787	142,388
Balance, September 30, 2012	121,386	$101,113	$25,579	$(7,075)	$1,306,724	$1,426,341

Share-based compensation	-	-	8,179	-	-	8,179
Shares issued under employee share
purchase plan	24	927	-	-	-	927
Shares issued pursuant to exercise of
stock options	195	6,955	(1,779)	-	-	5,176
Shares issued or distributed pursuant to
vesting of restricted share units	299	8,493	(8,493)	-	-	-
Share repurchases for future settlement
of non-Treasury RSUs (note 14(e))	(278)	(9,621)	5,114	-	-	(4,507)
Dividends declared	-	-	269	-	(43,992)	(43,723)
Transactions with shareholders of the
Company recognized directly in equity	240	6,754	3,290	-	(43,992)	(33,948)

Cash flow hedges (note 15(d))	-	-	-	6,419	-	6,419
Actuarial gain on employee benefit
obligations (note 15(d))	-	-	-	-	436	436
Net earnings	-	-	-	-	320,178	320,178
Comprehensive income	-	-	-	6,419	320,614	327,033
Balance, September 29, 2013	121,626	$107,867	$28,869	$(656)	$1,583,346	$1,719,426

See accompanying notes to consolidated financial statements.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 53

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended September 29, 2013 and September 30, 2012
(in thousands of U.S. dollars)

	2013	2012

Cash flows from (used in) operating activities:
Net earnings	$320,178	$148,464
Adjustments to reconcile net earnings to cash flows from
operating activities (note 22(a))	109,023	94,221
	429,201	242,685
Changes in non-cash working capital balances:
Trade accounts receivable	2,986	(36,660)
Income taxes	(392)	2,440
Inventories	(38,092)	77,111
Prepaid expenses and deposits	(1,098)	(1,828)
Other current assets	(1,896)	(2,368)
Accounts payable and accrued liabilities	36,447	(61,798)
Cash flows from operating activities	427,156	219,582

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(162,643)	(71,316)
Purchase of intangible assets	(4,315)	(5,439)
Business acquisitions (note 5)	(8,027)	(87,373)
Proceeds on disposal of assets held for sale and property,
plant and equipment	2,849	600
Dividend received from investment in joint venture	-	1,509
Cash flows used in investing activities	(172,136)	(162,019)

Cash flows from (used in) financing activities:
Decrease in amounts drawn under revolving long-term
bank credit facility	(181,000)	(28,000)
Dividends paid	(43,723)	(36,615)
Proceeds from the issuance of shares	6,014	1,501
Share repurchases for future settlement of non-Treasury
RSUs (note 14(e))	(9,621)	(5,990)
Cash flows used in financing activities	(228,330)	(69,104)

Effect of exchange rate changes on cash and cash equivalents
denominated in foreign currencies	268	(74)
Net increase (decrease) in cash and cash equivalents during the year	26,958	(11,615)
Cash and cash equivalents, beginning of year	70,410	82,025
Cash and cash equivalents, end of year	$97,368	$70,410

Cash paid during the period (included in cash flows from operating activities):
Interest	$4,278	$8,101
Income taxes	9,340	4,331

Supplemental disclosure of cash flow information (note 22)

See accompanying notes to consolidated financial statements.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 54

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended September 29, 2013 and September 30, 2012
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. The Company’s fiscal year ends on the first Sunday following September 28 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. The consolidated financial statements for the years ended September 29, 2013 and September 30, 2012 include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a)	Statement of compliance:
The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements for the fiscal year ended September 29, 2013 were authorized for issuance by the Board of Directors of the Company on November 20, 2013.

(b)	Basis of measurement:
The consolidated financial statements have been prepared on the historical cost basis except for the following items in the consolidated statements of financial position:
•	Derivative financial instruments which are measured at fair value;
•	Non-current assets held for sale which are stated at the lower of carrying amount and fair value less costs to sell;
•	Liabilities for cash-settled share-based payment arrangements which are measured at fair value;
•	Employee benefit obligations related to defined benefit plans which are measured as the net total of the fair value of plan assets and the present value of the defined benefit obligations;
•	Provisions for decommissioning, site restoration costs and onerous contracts which is measured at the present value of the expenditures expected to be required to settle the obligation;
•	Contingent consideration in connection with a business combination which is measured at fair value; and
•	Identifiable assets acquired and liabilities assumed in connection with a business combination which are initially measured at fair value.

The functional and presentation currency of the Company is the U.S. dollar.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a)	Basis of consolidation:

(i)    Business combinations:
Business combinations are accounted for using the acquisition method. Accordingly, the consideration transferred for the acquisition of a business is the fair value of the assets transferred, and any debt and equity interests issued by the Company on the date control of the acquired company is obtained. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or a liability that is a financial instrument is remeasured at fair value, with any resulting gain or loss recognized in the consolidated statement of earnings and comprehensive income. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed as incurred and are included in restructuring and acquisition-related costs in the consolidated statement of earnings and comprehensive income. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in an acquired company on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired company’s net identifiable assets. The excess of the consideration transferred over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred and non-controlling interest recognized is less than the fair value of the net assets of the business acquired, a purchase gain is recognized immediately in the consolidated statement of earnings and comprehensive income.

(ii)   Subsidiaries:
Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are aligned with the policies adopted by the Company. Intragroup transactions, balances and unrealized gains or losses on transactions between group companies are eliminated.

The Company’s principal subsidiaries, their jurisdiction of incorporation, and the Company’s percentage ownership share of each are as follows:

Subsidiary	Ownership percentage	Jurisdiction of Incorporation
Gildan Activewear SRL	100%	Barbados
Gildan USA Inc.	100%	Delaware
GoldToeMoretz, LLC	100%	Delaware
Gildan Honduras Properties, S. de R. L.	100%	Honduras
Gildan Yarns, LLC	100%	Delaware
Gildan Mayan Textiles, S. de R. L.	100%	Honduras
Anvil Knitwear, Inc.	100%	Delaware
Gildan Hosiery Rio Nance, S. de R. L.	100%	Honduras
Gildan Activewear Dominican Republic Textile Company Inc.	100%	Barbados
Gildan Activewear (UK) Limited	100%	United Kingdom
Gildan Choloma Textiles, S. de R. L.	100%	Honduras
Gildan Honduras Hosiery Factory, S. de R. L.	100%	Honduras

GILDAN 2013 REPORT TO SHAREHOLDERS P. 56

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(a)	Basis of consolidation (continued):

(iii) Investment in a joint venture:
Investments in jointly controlled entities are accounted for using the equity method. Under the equity method of accounting, the investment in a joint venture is initially recognized in the consolidated statement of financial position at cost and subsequently adjusted to recognize the Company’s share of the post-acquisition earnings in the consolidated statement of earnings and comprehensive income. Dividends received from an equity accounted investee are deducted from the carrying amount of the investment when the dividends are declared. Unrealized gains on transactions between the Company and the joint venture are eliminated to the extent of the Company’s interest in the joint venture. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint venture have been modified where necessary to ensure consistency with the policies adopted by the Company.

The Company’s previous investment in a yarn spinning joint venture with Frontier Spinning Mills, Inc., CanAm Yarns, LLC (“CanAm”) was considered a jointly controlled entity over which the Company exercised joint control, until the Company acquired the remaining 50% interest on October 29, 2012.

(b)	Foreign currency translation:
Monetary assets and liabilities of the Company’s Canadian and foreign operations denominated in currencies other than the U.S. dollar are translated using exchange rates in effect at the reporting date. Non-monetary assets and liabilities denominated in currencies other than U.S. dollars are translated at the rates prevailing at the respective transaction dates. Income and expenses denominated in currencies other than U.S. dollars are translated at average rates prevailing during the year. Gains or losses on foreign exchange are recorded in net earnings, and presented in the statement of earnings and comprehensive income within financial expenses.

(c)	Cash and cash equivalents:
The Company considers all liquid investments with maturities of three months or less from the date of purchase to be cash equivalents.

(d)	Trade accounts receivable:
Trade accounts receivable consist of amounts due from our normal business activities. An allowance for doubtful accounts is maintained to reflect expected credit losses. Bad debts are provided for based on collection history and specific risks identified on a customer-by-customer basis. Uncollected accounts are written off through the allowance for doubtful accounts.

(e)	Inventories:
Inventories are stated at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle. Inventory costs include the purchase price and other costs directly related to the acquisition of raw materials and spare parts held for use in the manufacturing process, and the cost of purchased finished goods. Inventory costs also include the costs directly related to the conversion of materials to finished goods, such as direct labour, and a systematic allocation of fixed and variable production overhead, including manufacturing depreciation expense. The allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Normal capacity is the average production expected to be achieved over a number of periods during the fiscal year, under normal circumstances. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Raw materials, work in progress and spare parts inventories are not written down if the finished products in which they will be incorporated are expected to be sold at or above cost.

(f)	Assets held for sale:
Non-current assets are classified as assets held for sale, and are reported in current assets in the statement of financial position, when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use, and a sale is considered highly probable. Assets held for sale are stated at the lower of carrying amount and fair value less costs to sell.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(g)	Property, plant and equipment:
Property, plant and equipment are initially recorded at cost, and are subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses. The cost of an item of property, plant and equipment includes expenditures that are directly attributable to the acquisition or construction of an asset. The cost of self-constructed assets includes the cost of materials and direct labour, site preparation costs, initial delivery and handling costs, installation and assembly costs, and any other costs directly attributable to bringing the assets to the location and condition necessary for the assets to be capable of operating in the manner intended by management. The cost of property, plant and equipment also includes, when applicable, the initial present value estimate of the costs of dismantling and removing the asset and restoring the site on which it is located at the end of its useful life, and any applicable borrowing costs. Purchased software that is integral to the functionality of the related equipment is capitalized as part of other equipment. Subsequent costs are included in an asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits are present and the cost of the item can be measured reliably. Gains and losses on the disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the statement of earnings and comprehensive income.

Land is not depreciated. The cost of property, plant and equipment less its residual value, if any, is depreciated on a straight-line basis over the following estimated useful lives:

Asset	Useful life
Buildings and improvements	5 to 40 years
Manufacturing equipment	3 to 10 years
Other equipment, including aircraft	2 to 25 years

Significant components of property, plant and equipment which are identified as having different useful lives are depreciated separately over their respective useful lives. Depreciation methods, useful lives and residual values, if applicable, are reviewed and adjusted, if appropriate, on a prospective basis at the end of each fiscal year.

Assets not yet utilized in operations include expenditures incurred to date for plant constructions or expansions which are still in process and equipment not yet placed into service as at the reporting date. Depreciation on these assets commences when the assets are available for use.

Borrowing costs
Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of the asset. A qualifying asset is one that necessarily takes a substantial period of time to get ready for its intended use. Capitalization of borrowing costs ceases when the asset is completed and ready for its intended use. All other borrowing costs are recognized as financial expenses in the consolidated statement of earnings and comprehensive income as incurred. The Company had no capitalized borrowing costs as at September 29, 2013 and September 30, 2012.

(h)	Intangible assets:
Intangible assets are measured at cost less accumulated amortization and any accumulated impairment losses. Intangible assets include identifiable intangible assets acquired in a business combination, and consist of customer contracts and customer relationships, license agreements, non-compete agreements, and trademarks. Intangible assets also include computer software that is not an integral part of the related hardware. Indefinite life intangible assets represent intangible assets which the Company controls with no contractual or legal expiration date, and therefore are not amortized as there is no foreseeable time limit to their useful economic life. An assessment of indefinite life intangible assets is performed annually to determine whether events and circumstances continue to support an indefinite useful life, and any change in the useful life assessment from indefinite to finite is accounted for as a change in accounting estimate on a prospective basis. Intangible assets with finite lives are amortized on a straight-line basis over the following estimated useful-lives:

GILDAN 2013 REPORT TO SHAREHOLDERS P. 58

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(h)	Intangible assets (continued):

Asset	Useful life
Customer contracts and customer relationships	7 to 20 years
License agreements	7 years
Computer software	4 to 7 years
Non-compete agreements	2 years

Trademarks are not amortized as they are considered to be indefinite life intangible assets.

The costs of information technology projects that are directly attributable to the design and testing of identifiable and unique software products, including internally developed computer software are recognized as intangible assets when the following criteria are met:
•	it is technically feasible to complete the software product so that it will be available for use;
•	management intends to complete the software product and use it;
•	there is an ability to use the software product;
•	it can be demonstrated how the software product will generate probable future economic benefits;
•	adequate technical, financial and other resources to complete the development and to use the software product are available; and
•	the expenditures attributable to the software product during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognized as an expense in the consolidated statement of earnings and comprehensive income as incurred.

(i)	Goodwill:
Goodwill is measured at cost less accumulated impairment losses, if any. Goodwill arises on business combinations and is measured as the excess of the consideration transferred and the recognized amount of the non-controlling interest in the acquired business, if any, over the fair value of identifiable assets acquired and liabilities assumed of an acquired business.

(j)	Impairment of non-financial assets:
Non-financial assets that have an indefinite useful life such as goodwill and trademarks are not subject to amortization and are tested annually for impairment or more frequently if events or changes in circumstances indicate that the asset might be impaired. Assets that are subject to amortization are assessed at the end of each reporting period as to whether there is any indication of impairment, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s value in use and fair value less costs to sell. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case assets are grouped at the lowest levels for which there are separately identifiable cash inflows (i.e. cash-generating units or CGUs).

In assessing value in use, the estimated future cash flows expected to be derived from the asset or CGU by the Company are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset and or the CGU. In assessing a CGU’s fair value less costs to sell, the Company uses the best information available to reflect the amount that the Company could obtain, at the time of the impairment test, from the disposal of the asset or CGU in an arm’s length transaction between knowledgeable, willing parties, after deducting the estimated costs of disposal.

For the purpose of testing goodwill for impairment, goodwill acquired in a business combination is allocated to a CGU or a group of CGUs that is expected to benefit from the synergies of the combination, regardless of whether other assets or liabilities of the acquired company are assigned to those CGUs. Impairment losses recognized are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis. Impairment losses are recognized in net earnings.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(j)	Impairment of non-financial assets (continued):

Reversal of impairment losses
A goodwill impairment loss is not reversed. Impairment losses on non-financial assets other than goodwill recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(k)	Financial instruments:

Financial assets
Financial assets are classified into the following categories, and depend on the purpose for which the financial assets were acquired.

(i)    Financial assets at fair value through profit or loss
A financial asset is classified at fair value through profit or loss (“FVTPL”) if it is classified as held for trading or is designated as such upon initial recognition. Derivatives are also categorized as held for trading unless they are designated as hedges. Upon initial recognition transaction costs are recognized in net earnings as incurred. Financial assets at FVTPL are measured at fair value, and changes therein are recognized in net earnings. Assets in this category are classified as current assets if they are expected to be settled within 12 months; otherwise, they are classified as non-current. The Company currently has no significant financial assets at FVTPL.

(ii)   Held-to-maturity financial assets
A financial asset is classified as held-to maturity if the Company has the intent and ability to hold debt securities to maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses. Any sale or reclassification of a more than insignificant amount of held-to-maturity investments not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Company from classifying investment securities as held-to-maturity for the current and the following two fiscal years. The Company currently has no financial assets classified as held-to-maturity.

(iii)  Loans and receivables
Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. The Company currently classifies its cash and cash equivalents, trade accounts receivable, certain other current assets, and long-term non-trade receivable as loans and receivables.

(iv)  Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale   and that are not classified in any of the previous categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income and presented within equity in accumulated other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss. The Company currently has no financial assets classified as available-for-sale.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 60

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(k)	Financial instruments (continued):

Financial liabilities

(i)    Financial liabilities at fair value through profit or loss
Financial liabilities at FVTPL are initially recognized at fair value and are re-measured at each reporting date with any changes therein recognized in net earnings. The Company currently has no financial liabilities at FVTPL.

(ii)   Other financial liabilities
Other financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition other financial liabilities are measured at amortized cost using the effective interest method. The Company currently classifies accounts payable and accrued liabilities (excluding derivative financial instruments designated as effective hedging instruments and contingent consideration), and long-term debt as other financial liabilities.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expired.

Fair value of financial instruments
Financial instruments measured at fair value use the following fair value hierarchy to prioritize the inputs used in measuring fair value:
•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3: inputs for the asset or liability that are not based on observable market data.

Impairment of financial assets
The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated statement of earnings and comprehensive income.

(l)	Derivative financial instruments and hedging relationships:
The Company enters into derivative financial instruments to hedge its market risk exposures. On initial designation of the hedge, the Company formally documents the relationship between the hedging instruments and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of the effectiveness of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net earnings.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(l)	Derivative financial instruments and hedging relationships (continued):

Derivatives are recognized initially at fair value, and attributable transaction costs are recognized in net earnings as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges
When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect net earnings, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in accumulated other comprehensive income in equity. The amount recognized in other comprehensive income is removed and included in net earnings under the same line item in the consolidated statement of earnings and comprehensive income as the hedged item, in the same period that the hedged cash flows affect net earnings. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in net earnings. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income remains in accumulated other comprehensive income until the forecasted transaction affects profit or loss. If the forecasted transaction is no longer expected to occur, then the balance in accumulated other comprehensive income is recognized immediately in net earnings.

When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to net earnings in the same period that the hedged item affects net earnings.

Embedded derivatives
Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Other derivatives
When a derivative financial instrument is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in net earnings.

(m)	Accounts payable and accrued liabilities:
Accounts payable and accrued liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Accounts payable and accrued liabilities are classified as current liabilities if payment is due within one year, otherwise, they are presented as non-current liabilities.

(n)	Long-term debt:
Long-term debt is recognized initially at fair value, and is subsequently carried at amortized cost. Initial facility fees are deferred and treated as an adjustment to the instrument's effective interest rate and recognized as an expense over the instrument's estimated life if it is probable that the facility will be drawn down. However, if it is not probable that a facility will be drawn down, then the fees are considered service fees and are deferred and recognized as an expense on a straight-line basis over the commitment period.

The Company classifies its existing revolving long-term bank credit facility as a non-current liability on the basis that the Company has the discretion to refinance or rollover amounts drawn under the facility for at least twelve months following the reporting date.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 62

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(o)	Employee benefits:

Short-term employee benefits
Short-term employee benefits include wages, salaries, commissions, compensated absences and bonuses. Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably. Short-term employee benefit obligations are included in accounts payable and accrued liabilities.

Defined contribution plans
The Company offers group defined contribution plans to eligible employees whereby the Company matches employees' contributions up to a fixed percentage of the employee's salary. Contributions by the Company to trustee-managed investment portfolios or employee associations are expensed as incurred. Benefits are also provided to employees through defined contribution plans administered by the governments in the countries in which the Company operates. The Company’s contributions to these plans are recognized in the period when services are rendered.

Defined benefit plans
The Company also maintains a funded qualified defined benefit plan (“Retirement Plan”) covering certain employees of Gold Toe Moretz. The Retirement Plan has been frozen since January 1, 2007, and as such no additional employees became participants in the Retirement Plan and existing participants in the Retirement Plan ceased accruing any additional benefits after that date. The pension obligation is actuarially determined using the projected benefit method to determine plan obligations and related periodic costs. Assets of the Retirement Plan are invested in high quality money market funds and are recorded at fair value. Plan valuations require economic assumptions, including expected rates of return on plan assets, discount rates to value plan obligations, and participant demographic assumptions including mortality rates. Because the Retirement Plan is frozen, salary escalation is not considered in the actuarial valuation, and there are no current service costs incurred.

The Company also maintains a liability for statutory severance and pre-notice benefit obligations for active employees located in the Caribbean Basin and Central America which is payable to the employees in a lump sum payment upon termination of employment. The liability is based on management’s best estimates of the ultimate costs to be incurred to settle the liability and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions.

Liabilities related to defined benefit plans are included in employee benefit obligations in the consolidated statement of financial position. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized directly to other comprehensive income in the period in which they arise, and are immediately transferred to retained earnings without reclassification to net earnings in a subsequent period.

(p)	Provisions:
Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as financial expense.

Decommissioning and site restoration costs
The Company recognizes decommissioning and site restoration obligations for future removal and site restoration costs associated with the restoration of certain property and plant should it decide to discontinue some of its activities. A corresponding amount is added to the carrying value of the related asset and amortized over the remaining life of the underlying asset.

Onerous contracts
A provision for onerous contracts is recognized if the unavoidable costs of meeting the obligations specified in a contractual arrangement exceed the economic benefits expected to be received from the contract. Provisions for onerous contracts are measured at the lower of the cost of fulfilling the contract and the expected cost of terminating the contract.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(q)	Share capital:
Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and stock options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. Where such common shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

(r)	Dividends declared:
Dividends declared to the Company’s shareholders are recognized as a liability in the consolidated statement of financial position in the period in which the dividends are approved by the Company’s Board of Directors.

(s)	Revenue recognition:
Revenue is recognized upon shipment of products to customers, since title passes upon shipment, and to the extent that the selling price is fixed or determinable. At the time of sale, estimates are made for customer price discounts and volume rebates based on the terms of existing programs. Sales are recorded net of these program costs and estimated sales returns, which are based on historical experience, current trends and other known factors, and exclude sales taxes. New sales incentive programs which relate to prior sales are recognized at the time the new program is introduced.

(t)	Cost of sales and gross profit:
Cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the cost of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and customs and duties. Gross profit is the result of sales less cost of sales. The Company’s gross profit may not be comparable to gross profit as reported by other companies, since some entities include warehousing and handling costs, and/or exclude depreciation expense, outbound freight to customers and royalty costs from cost of sales.

(u)	Selling, general and administrative expenses:
Selling, general and administrative (“SG&A”) expenses include warehousing and handling costs, selling and administrative personnel costs, co-op advertising and marketing expenses, costs of leased non-manufacturing facilities and equipment, professional fees, non-manufacturing depreciation expense, and other general and administrative expenses. SG&A expenses also include bad debt expense and amortization of intangible assets.

(v)	Product introduction expenditures:
Product introduction expenditures are one-time fees paid to retailers to allow the Company’s products to be placed on store shelves. These fees are recognized as a reduction in revenue. If the Company receives a benefit over a period of time and the fees are directly attributable to the product placement, and certain other criteria are met, these fees are recorded as an asset and are amortized as a reduction of revenue over the term of the arrangement. The Company evaluates the recoverability of these assets on a quarterly basis.

(w)	Restructuring and acquisition-related costs:
Restructuring and acquisition-related costs are expensed when incurred, or when a legal or constructive obligation exists. Restructuring and acquisition-related costs are comprised of costs directly related to the closure of business locations or the relocation of business activities, changes in management structure, as well as transaction and integration costs incurred pursuant to business acquisitions. The nature of expenses included in restructuring and acquisition-related costs include: severance and termination benefits, including the termination of employee benefit plans; gains or losses from the re-measurement and disposal of assets held for sale; facility exit and closure costs; costs incurred to eliminate redundant business activities pursuant to business acquisitions; legal, accounting and other professional fees (excluding costs of issuing debt or equity) directly incurred in connection with a business acquisition; purchase gains on business acquisitions; losses on business acquisitions achieved in stages; and the remeasurement of liabilities related to contingent consideration incurred in connection with a business acquisition.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 64

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(x)	Cotton and cotton-based yarn procurements:
The Company contracts to buy cotton and cotton-based yarn with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are not used for trading purposes and are not considered to be financial instruments as they are entered into for purchase and receipt in accordance with the Company’s expected usage requirements, and therefore are not measured at fair value. The Company commits to fixed prices on a percentage of its cotton and cotton-based yarn requirements up to eighteen months in the future. If the cost of committed prices for cotton and cotton-based yarn plus estimated costs to complete production exceed current selling prices, a loss is recognized for the excess as a charge to cost of sales.

(y)	Financial expenses (income):
Financial expenses (income) include: interest expense on borrowings, including realized gains and/or losses on interest rate swaps designated for hedge accounting; bank and other financial charges; interest income on funds invested; accretion of interest on discounted provisions; net foreign currency losses and/or gains; and losses and/or gains on financial derivatives that do not meet the criteria for effective hedge accounting.

(z)	Income taxes:
Income tax expense is comprised of current and deferred income taxes, and is included in net earnings except to the extent that it relates to a business acquisition, or items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in the financial statements. The Company recognizes deferred income tax assets for unused tax losses, and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are derecognized to the extent that it is no longer probable that the related tax benefit will be realized. Deferred income tax is provided on temporary differences arising on the Company’s investments in subsidiaries, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

In determining the amount of current and deferred income taxes, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. Provisions for uncertain tax positions are measured at the best estimate of the amounts expected to be paid upon ultimate resolution. The Company periodically reviews and adjusts its estimates and assumptions of income tax assets and liabilities as circumstances warrant, such as changes to tax laws, administrative guidance, change in management’s assessment of the technical merits of its positions, due to new information, and the resolution of uncertainties through either the conclusion of tax audits or expiration of prescribed time limits within relevant statutes.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(aa)	Earnings per share:
Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding for the year. Diluted earnings per share are computed using the weighted average number of common shares outstanding for the period adjusted to include the dilutive impact of stock options and restricted share units. The number of additional shares is calculated by assuming that all common shares held in trust for the purpose of settling Non-treasury restricted share units have been delivered, all dilutive outstanding options are exercised and all dilutive outstanding Treasury restricted share units have vested, and that the proceeds from such exercises, as well as the amount of unrecognized share-based compensation which is considered to be assumed proceeds, are used to repurchase common shares at the average share price for the period. For Treasury restricted share units, only the unrecognized share-based compensation is considered assumed proceeds since there is no exercise price paid by the holder.

(bb)	Share based payments:

Stock options and Treasury restricted share units
Stock options and Treasury restricted share units are equity settled share based payments, which are measured at fair value at the grant date. For stock options, the compensation cost is measured using the Black-Scholes option pricing model, and is expensed over the award's vesting period. For Treasury restricted share units, compensation cost is measured at the fair value of the underlying common share, and is expensed over the award's vesting period. Compensation expense is recognized in net earnings with a corresponding increase in contributed surplus. Any consideration paid by plan participants on the exercise of stock options is credited to share capital. Upon the exercise of stock options and the vesting of Treasury restricted share units, the corresponding amounts previously credited to contributed surplus are transferred to share capital. Stock options and Treasury restricted share units that are dilutive and meet the non-market performance conditions as at the reporting date are considered in the calculation of diluted earnings per share, as per note 3(aa) to these consolidated financial statements.

Non-Treasury restricted share units expected to be settled in cash
Non-Treasury restricted share units are expected to be settled in cash, except to the extent that common shares have been purchased on the open market and held in a trust for the purpose of settling the Non-Treasury restricted share units in shares in lieu of cash. Non-Treasury restricted share units expected to be settled in cash are accounted for as cash settled awards, with the recognized compensation expense included in accounts payable and accrued liabilities. Compensation expense is initially measured at fair value at the grant date and is recognized in net earnings over the vesting period. The liability is remeasured at fair value, based on the market price of the Company’s common shares, at each reporting date. Remeasurements during the vesting period are recognized immediately to net earnings to the extent that they relate to past services, and recognition is amortized over the remaining vesting period to the extent that they relate to future services. The cumulative compensation cost that will ultimately be recognized is the fair value of the Company's shares at the settlement date.

Non-Treasury restricted share units expected to be settled in common shares
Non-Treasury restricted share units are expected to be settled in common shares only when common shares have been purchased on the open market and held in a trust for the purpose of settling a corresponding amount of non-Treasury restricted share units in common shares in lieu of cash. At the time common shares are purchased on the open market and designated for future settlement of a corresponding amount of non-Treasury restricted share units, any accumulated accrued compensation expense previously credited to accounts payable and accrued liabilities for such non-Treasury restricted share units is transferred to contributed surplus, and compensation expense continues to be recognized over the remaining vesting period, based on the purchase cost of the common shares that are held in trust, with a corresponding increase to contributed surplus. In addition, the common shares purchased by the trust are considered as being temporarily held in treasury, as described in note 15(e) to these consolidated financial statements. Upon delivery of the common shares for settlement of vesting non-Treasury restricted share units, the corresponding amounts in contributed surplus are transferred to share capital.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 66

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(bb)	Share based payments (continued):

Estimates for forfeitures and performance conditions
The measurement of compensation expense for stock options, Treasury restricted share units and non-Treasury restricted share units is net of estimated forfeitures. For the portion of Treasury restricted share units and Non-Treasury restricted share units that are issuable based on non-market performance conditions, the amount recognized as an expense is adjusted to reflect the number of awards for which the related service and performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

Deferred share unit plan
The Company has a deferred share unit plan for independent members of the Company’s Board of Directors, who receive a portion of their compensation in the form of deferred share units (“DSUs”). These DSUs are cash settled awards, and are initially recognized in net earnings based on fair value at the grant date. The DSU obligation is included in accounts payable and accrued liabilities and is re-measured at fair value, based on the market price of the Company’s common shares, at each reporting date.

Employee share purchase plans
For employee share purchase plans, the Company's contribution, on the employee's behalf, is recognized as compensation expense with an offset to share capital, and consideration paid by employees on purchase of common shares is also recorded as an increase to share capital.

(cc)	Leases:
Leases in which a significant portion of the risks and rewards of ownership are not assumed by the Company are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to net earnings on a straight-line basis over the lease term.

Leases of property, plant and equipment where the Company has substantially all of the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Determining whether an arrangement contains a lease
At inception of an arrangement where the Company receives the right to use an asset, the Company determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the Company the right to control the use of the underlying asset.

(dd)	Use of estimates and judgments:
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies:

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

GILDAN 2013 REPORT TO SHAREHOLDERS P. 67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(dd)	Use of estimates and judgments (continued):

Determination of Cash Generating Units (CGUs)
The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Company manages and monitors its operations, the nature of each CGU’s operations and the major customer markets they serve. As such, the Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be Printwear, Branded Apparel and Yarn-Spinning.

Income taxes
The Company’s income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. New information may become available that causes the Company to change its judgment regarding the adequacy of existing income tax assets and liabilities; such changes will impact net earnings in the period that such a determination is made.

Key sources of estimation uncertainty

Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

Allowance for doubtful accounts
The Company makes an assessment of whether accounts receivable are collectable, which considers the credit-worthiness of each customer, taking into account each customer’s financial condition and payment history in order to estimate an appropriate allowance for doubtful accounts. Furthermore, these estimates must be continuously evaluated and updated. The Company is not able to predict changes in the financial condition of its customers, and if circumstances related to its customers’ financial condition deteriorate, the estimates of the recoverability of trade accounts receivable could be materially affected and the Company may be required to record additional allowances. Alternatively, if the Company provides more allowances than needed, a reversal of a portion of such allowances in future periods may be required based on actual collection experience.

Inventory valuation
The Company regularly reviews inventory quantities on hand and records a provision for those inventories no longer deemed to be fully recoverable. The cost of inventories may no longer be recoverable if those inventories are slow moving, discontinued, damaged, if they have become obsolete, or if their selling prices or estimated forecast of product demand decline. If actual market conditions are less favorable than previously projected, or if liquidation of the inventory which is no longer deemed to be fully recoverable is more difficult than anticipated, additional provisions may be required.

Business combinations
Business combinations are accounted for in accordance with the acquisition method. On the date that control is obtained, the identifiable assets, liabilities and contingent liabilities of the acquired company are measured at their fair value. Depending on the complexity of determining these valuations, the Company uses appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These valuations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate applied as it would be assumed by a market participant.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 68

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(dd)	Use of estimates and judgments (continued):

Recoverability and impairment of non-financial assets
The calculation of value in use for purposes of measuring the recoverable amount of non-financial assets involves the use of significant assumptions and estimates with respect to a variety of factors, including expected sales, gross margins, SG&A expenses, capital expenditures, cash flows and the selection of an appropriate discount rate, all of which are subject to inherent uncertainties and subjectivity. The assumptions are based on annual business plans and other forecasted results as well as discount rates which are used to reflect market based estimates of the risks associated with the projected cash flows, based on the best information available as of the date of the impairment test. Changes in circumstances, such as technological advances, adverse changes in third party licensing arrangements, changes to the Company’s business strategy, and changes in economic conditions can result in actual useful lives and future cash flows differing significantly from estimates and could result in increased charges for amortization or impairment. Revisions to the estimated useful lives of finite life non-financial assets or future cash flows constitute a change in accounting estimate and are applied prospectively. There can be no assurance that the estimates and assumptions used in the impairment tests will prove to be accurate predictions of the future. If the future adversely differs from management’s best estimate of key economic assumptions, and if associated cash flows materially decrease, the Company may be required to record material impairment charges related to its non-financial assets.

Measurement of the estimate of expected expenditures for decommissioning and site restoration costs
The measurement of the provision for decommissioning and site restoration costs requires assumptions to be made including expected timing of the event which would result in the outflow of resources, the range of possible methods of decommissioning and site restoration, and the expected costs that would be incurred to settle any decommissioning and site restoration liabilities. The Company has measured the provision using the present value of the expected expenditures which requires assumptions on the discount rate to use. Revisions to any of the assumptions and estimates used by management may result in changes to the expected expenditures to settle the liability which would require adjustments to the provision which may have an impact on the operating results of the Company in the period the change occurs.

Income taxes
The Company has unused available tax losses and deductible temporary differences in certain jurisdictions. The Company recognizes deferred income tax assets for these unused tax losses and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which these available tax losses and temporary differences can be utilized. The Company’s projections of future taxable profit involve the use of significant assumptions and estimates with respect to a variety of factors, including future sales and operating expenses. There can be no assurance that the estimates and assumptions used in our projections of future taxable income will prove to be accurate predictions of the future, and in the event that our assessment of the recoverability of these deferred tax assets changes in the future, a material reduction in the carrying value of these deferred tax assets could be required, with a corresponding charge to net earnings.

4. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

A number of new accounting standards, and amendments to accounting standards and interpretations, have been issued but are not yet effective for the year ended September 29, 2013. Accordingly, these standards have not been applied in preparing these audited annual consolidated financial statements. The new standards include:

Financial instruments
In October 2010, the IASB released IFRS 9, Financial Instruments, which is the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement. This first part covers classification and measurement of financial assets and financial liabilities. In November 2013, the IASB released IFRS 9, Financial Instruments (2013), which introduces a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. Impairment of financial assets will be addressed in the third part of the project.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED (continued):

Financial instruments (continued)
IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. However, requirements for measuring a financial liability at fair value have changed, as the portion of the changes in fair value related to the entity’s own credit risk must be presented in other comprehensive income rather than in net earnings. The new hedging model represents a significant change in hedge accounting requirements for non-financial risks. It increases the scope of hedged items eligible for hedge accounting and removes the requirements for quantitative thresholds when calculating hedge effectiveness, allowing flexibility in how an economic relationship is demonstrated. This new standard will increase required disclosures about an entity’s risk management strategy, cash flows from hedging activities and the impact of hedge accounting on the consolidated financial statements. The effective date for IFRS 9 has yet to be determined. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Consolidation
In May 2011, the IASB released IFRS 10, Consolidated Financial Statements, which replaces SIC-12, Consolidation - Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. IFRS 10 will be effective for the Company’s fiscal year beginning on September 30, 2013. The Company does not expect that the adoption of this standard will have a significant impact in its consolidated financial statements.

Joint arrangements
In May 2011, the IASB released IFRS 11, Joint Arrangements, which supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as is currently the case under IAS 31. The standard addresses inconsistencies in the reporting of joint arrangements by requiring the equity method to account for interests in joint ventures. IFRS 11 will be effective for the Company’s fiscal year beginning on September 30, 2013. The Company does not expect that the adoption of this standard will have a significant impact in its consolidated financial statements.

Disclosure of interests in other entities
In May 2011, the IASB released IFRS 12, Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 will be effective for the Company’s fiscal year beginning on September 30, 2013. The adoption of this standard will result in additional disclosures, but it is not expected to have a significant impact on recognition or measurement in the Company’s consolidated financial statements.

Fair value measurement
In May 2011, the IASB released IFRS 13, Fair value measurement. IFRS 13 will improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The standard will be effective for the Company’s fiscal year beginning on September 30, 2013. The adoption of this standard will result in additional disclosures, but it is not expected to have a significant impact on recognition or measurement in the Company’s consolidated financial statements.

Employee benefits
In June 2011, the IASB amended IAS 19, Employee Benefits. Amongst other changes, the amendments require entities to compute the financing cost component of defined benefit plans by applying the discount rate used to measure post-employment benefit obligations to the net post-employment benefit obligations (usually, the present value of defined benefit obligations less the fair value of plan assets). Furthermore, the amendments to IAS 19 enhance the disclosure requirements for defined benefit plans, providing additional information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The amendments to IAS 19 will be effective for the Company’s fiscal year beginning on September 30, 2013. The adoption of this standard will result in additional disclosures, but it is not expected to have a significant impact on recognition or measurement in the Company’s consolidated financial statements.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 70

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. BUSINESS ACQUISITIONS:

New Buffalo Shirt Factory Inc.

On June 21, 2013, the Company acquired substantially all of the assets and assumed certain liabilities of New Buffalo Shirt Factory Inc. (“New Buffalo”) and its operating affiliate in Honduras, for cash consideration of $5.8 million, and a balance due of $0.5 million. The transaction also resulted in the effective settlement of $4.0 million of trade accounts receivable from New Buffalo prior to the acquisition. New Buffalo is a leader in screenprinting and apparel decoration, which provides high-quality screenprinting and decoration of apparel for global athletic and lifestyle brands. The rationale for the acquisition of New Buffalo is to complement the further development of the Company’s relationships with the major consumer brands which it supplies. The Company financed the acquisition through the utilization of its revolving long-term bank credit facility.

The Company accounted for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. The Company has determined the fair value of the assets acquired and liabilities assumed based on management's best estimate of their fair values and taking into account all relevant information available at that time. Goodwill is attributable primarily to New Buffalo’s assembled workforce, and management reputation and expertise, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill recorded in connection with this acquisition is fully deductible for tax purposes. The fair value of acquired trade accounts receivable was $5.5 million. Gross contractual amounts receivable were $5.6 million and the best estimate at the date of acquisition of the contractual cash flows not expected to be collected amounted to $0.1 million.

The results of New Buffalo are included in the Branded Apparel segment. The acquisition of the net assets of New Buffalo had no material impact on net sales and on net earnings for the year ended September 29, 2013. There would have been no material impact on the Company's consolidated net sales or net earnings on a pro forma basis had the acquisition of New Buffalo occurred at the beginning of the Company's fiscal year.

CanAm Yarns, LLC

On October 29, 2012, the Company acquired the remaining 50% interest of CanAm Yarns, LLC (“CanAm”), its jointly-controlled entity, for cash consideration of $11.1 million. The entity was subsequently renamed Gildan Yarns, LLC (“Gildan Yarns”). The acquisition has been presented in the consolidated statement of cash flows as a cash outflow from investing activities of $2.3 million, which represents the cash consideration paid of $11.1 million, net of cash acquired of $8.8 million. The Company financed the acquisition through the utilization of its revolving long-term bank credit facility. Gildan Yarns operates yarn-spinning facilities in the U.S. in Cedartown, Georgia and Clarkton, North Carolina, and all of the output from these facilities is utilized by the Company in its manufacturing operations. The acquisition is part of the Company’s strategy to increase the degree of vertical integration in yarn spinning.

The Company accounted for this acquisition as a business combination achieved in stages using the acquisition method in accordance with IFRS 3, Business Combinations. The Company has determined the fair value of the assets acquired and liabilities assumed based on management's best estimate of their fair values and taking into account all relevant information available at that time. Goodwill is attributable primarily to the assembled workforce of CanAm which was not recorded separately since it did not meet the recognition criteria for identifiable intangible assets. An amount of $1.1 million of goodwill recorded in connection with this acquisition is deductible for tax purposes.

Prior to the acquisition, the Company had a yarn supply agreement with CanAm which was effectively settled at the date of acquisition and resulted in a loss of $0.4 million. The settlement amount was determined by computing the fair value of the pre-existing relationship using observable market prices. At the date of acquisition, the previously held interest in CanAm was remeasured to its fair value resulting in a loss of $1.1 million. The fair value of the previously held 50% interest in CanAm was determined to be $11.1 million, being the same value as the amount disbursed to acquire the remaining 50% interest. The remeasurement of the previously held interest in CanAm, and the settlement of the pre-existing relationship are presented as a loss on business acquisition achieved in stages of $1.5 million which is included in restructuring and acquisition-related costs in the consolidated statement of earnings and comprehensive income.

The Company had a deferred income tax liability balance of $1.1 million related to its previously held interest in the underlying assets and liabilities of CanAm, which was reversed at the date of acquisition as part of the remeasurement of the previously held interest in CanAm, resulting in a gain of $1.1 million. The reversal of the deferred income tax liability was recorded as a reduction to income tax expense in the consolidated statement of earnings and comprehensive income.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. BUSINESS ACQUISITIONS (continued):

CanAm Yarns, LLC (continued)

In fiscal 2013, the output of Gildan Yarns was consumed primarily by the Printwear segment. The acquisition of the remaining interest in CanAm had no impact on net sales, and no significant impact on net earnings for the year ended September 29, 2013. There would have been no significant impact on the Company's consolidated net sales or net earnings on a pro forma basis had the acquisition of the remaining interest in CanAm occurred at the beginning of the Company's fiscal year.

The following table summarizes the amounts recognized for the assets acquired and liabilities assumed at the date of acquisition for both business acquisitions in fiscal 2013:

	New Buffalo	CanAm	Total

Assets acquired:
Cash and cash equivalents	$-	$8,817	$8,817
Trade accounts receivable	5,506	-	5,506
Inventories	2,033	2,227	4,260
Prepaid expenses and deposits	69	62	131
Other current assets	25	401	426
Property, plant and equipment	1,990	12,404	14,394
Other non-current assets	-	75	75
	9,623	23,986	33,609

Liabilities assumed:
Accounts payable and accrued liabilities	(3,286)	(3,556)	(6,842)
Deferred income taxes	-	(914)	(914)
	(3,286)	(4,470)	(7,756)

Goodwill	3,958	2,308	6,266
Net assets acquired at fair value	$10,295	$21,824	$32,119

Cash consideration paid at closing	$5,757	$11,087	$16,844 (i)
Fair value of the equity interest in CanAm held by the
Company immediately prior to the acquisition date	-	11,087	11,087
Balance due	500	-	500
Settlement of pre-existing relationships	4,038	(350)	3,688
	$10,295	$21,824	$32,119

(i)
The cash consideration paid has been presented in the consolidated statement of cash flows as a cash outflow from investing activities of $8.0 million, which represents the cash consideration paid of $16.8 million, net of cash acquired of $8.8 million.

Anvil Holdings, Inc.

On May 9, 2012, the Company acquired 100% of the common shares of Anvil Holdings, Inc. (“Anvil”), a supplier of high-quality basic T-shirts and sport shirts, for cash consideration of $87.4 million, net of cash acquired. The acquisition of Anvil further enhances the Company’s leadership position in the U.S. printwear market, and also positions the Company with potential growth opportunities as a supply chain partner to leading consumer brands with rigorous criteria for product quality and social responsibility. The Company financed the acquisition by the utilization of its revolving long-term bank credit facility.

The Company accounted for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations, and the results of Anvil have been consolidated with those of the Company from the date of acquisition. The Company determined the fair value of the assets acquired and liabilities assumed based on management’s best estimate of their fair values and taking into account all relevant information available at that time.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 72

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. BUSINESS ACQUISITIONS (continued):

Anvil Holdings, Inc. (continued)

The following table summarizes the amounts recognized for the assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Trade accounts receivable	$31,491
Income taxes receivable	2,253
Inventories	59,005
Prepaid expenses and deposits	1,796
Other current assets	501
Property, plant and equipment	14,753
Intangible assets (i)	9,700
Deferred income taxes	5,066
Other non-current assets	1,714
126,279

Liabilities assumed:
Accounts payable and accrued liabilities	(26,276)
Employee benefit obligations	(1,451)
Provisions	(4,500)
(32,227)

Net identifiable assets acquired	94,052
Purchase gain on business acquisition	(6,679)
Consideration transferred (excluding cash acquired of $627)	$87,373

(i)
The intangible assets acquired are comprised of customer relationships in the amount of $5.0 million, which are being amortized on a straight line basis over their estimated useful lives of seven years, and trademarks in the amount of $4.7 million, which are not being amortized as they are considered to be indefinite life intangible assets.

The fair value of acquired trade accounts receivable was $31.5 million. Gross contractual amounts receivable were $32.9 million and the best estimate at the date of acquisition of the contractual cash flows not expected to be collected amounted to $1.4 million.

The excess of the net assets acquired over the consideration transferred represents a purchase gain on business acquisition of approximately $6.7 million. Excluded from the purchase gain were $1.2 million of acquisition-related transaction costs and $10.2 million of charges relating to a restructuring plan pursuant to the acquisition of Anvil. These charges were identified during the acquisition process, but were not recognized as liabilities assumed in the acquisition accounting in accordance with IFRS. The purchase gain in connection with this acquisition is not taxable. The purchase gain, acquisition-related transaction costs and charges relating to the restructuring plan have been included in restructuring and acquisition-related costs in the consolidated statements of earnings and comprehensive income.

The Printwear segment includes the results of operations of Anvil’s printwear business, while the Branded Apparel segment includes Anvil’s operations related to the manufacture and distribution of products for leading consumer brands, including major sportswear and family entertainment brands.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. CASH AND CASH EQUIVALENTS:

	September 29,	September 30,
	2013	2012

Bank balances	$96,493	$68,748
Term deposits	875	1,662
	$97,368	$70,410

7. TRADE ACCOUNTS RECEIVABLE:

	September 29,	September 30,
	2013	2012

Trade accounts receivable	$258,685	$262,090
Allowance for doubtful accounts	(3,667)	(4,495)
	$255,018	$257,595

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

	2013	2012

Balance, beginning of year	$(4,495)	$(4,106)
Bad debt (expense) recovery	(713)	401
Write-off of trade accounts receivable	1,607	648
Increase due to business acquisitions (note 5)	(66)	(1,438)
Balance, end of year	$(3,667)	$(4,495)

8. INVENTORIES:

	September 29,	September 30,
	2013	2012

Raw materials and spare parts inventories	$69,508	$61,841
Work in progress	36,507	37,358
Finished goods	489,779	453,869
	$595,794	$553,068

The amount of inventories recognized as an expense and included in cost of sales was $1,508.6 million for fiscal 2013 (2012 - $1,517.8 million), which included an expense of $6.0 million (2012 - $4.2 million) related to the write-down of inventory to net realizable value.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. PROPERTY, PLANT AND EQUIPMENT:

	Land	Buildings and improvements	Manufacturing equipment	Other equipment	Assets not yet utilized in operations	Total

2013

Cost
Balance, September 30, 2012	$38,936	$231,032	$532,341	$96,624	$11,769	$910,702
Additions	648	13,889	18,158	23,498	114,030	170,223
Additions through business
acquisitions	338	4,613	9,320	123	-	14,394
Transfers	-	435	9,144	2,190	(11,769)	-
Disposals	-	(739)	(36,406)	(7,807)	-	(44,952)
Balance, September 29, 2013	$39,922	$249,230	$532,557	$114,628	$114,030	$1,050,367

Accumulated depreciation
Balance, September 30, 2012	$-	$65,168	$242,923	$50,174	$-	$358,265
Depreciation	-	7,721	54,551	16,811	-	79,083
Disposals	-	(424)	(34,689)	(7,737)	-	(42,850)
Balance, September 29, 2013	$-	$72,465	$262,785	$59,248	$-	$394,498
Carrying amount,
September 29, 2013	$39,922	$176,765	$269,772	$55,380	$114,030	$655,869

	Land	Buildings and improvements	Manufacturing equipment	Other equipment	Assets not yet utilized in operations	Total

2012

Cost
Balance, October 2, 2011	$35,113	$194,530	$464,886	$91,853	$47,547	$833,929
Additions	3,620	17,066	35,891	4,689	8,755	70,021
Additions through business
acquisitions	100	2,703	7,310	1,626	3,014	14,753
Transfers from or to assets
held for sale	114	(212)	-	-	-	(98)
Transfers	-	17,337	30,210	-	(47,547)	-
Disposals	(11)	(392)	(5,956)	(1,544)	-	(7,903)
Balance, September 30, 2012	$38,936	$231,032	$532,341	$96,624	$11,769	$910,702

Accumulated depreciation
Balance, October 2, 2011	$-	$52,881	$191,696	$39,028	$-	$283,605
Depreciation	-	12,494	55,763	12,560	-	80,817
Transfers to assets held
for sale	-	(137)	-	-	-	(137)
Disposals	-	(70)	(4,536)	(1,414)	-	(6,020)
Balance, September 30, 2012	$-	$65,168	$242,923	$50,174	$-	$358,265
Carrying amount,
September 30, 2012	$38,936	$165,864	$289,418	$46,450	$11,769	$552,437

GILDAN 2013 REPORT TO SHAREHOLDERS P. 75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. PROPERTY, PLANT AND EQUIPMENT (continued):

Assets not yet utilized in operations include expenditures incurred to date for plant expansions which are still in process, and equipment not yet placed into service as at the end of the reporting period.

As at September 29, 2013, there were contractual purchase obligations outstanding of approximately $125.2 million for the acquisition of property, plant and equipment compared to $38.3 million as of September 30, 2012.

10. INTANGIBLE ASSETS AND GOODWILL:

Intangible assets

2013	Customer contracts and customer relationships	Trademarks	License agreements	Computer software	Non-compete agreements	Total

Cost
Balance, September 30, 2012	$133,866	$102,045	$51,000	$28,105	$1,700	$316,716
Additions	-	-	-	4,315	-	4,315
Disposals	-	-	-	(680)	-	(680)
Balance, September 29, 2013	$133,866	$102,045	$51,000	$31,740	$1,700	$320,351

Accumulated amortization
Balance, September 30, 2012	$23,299	$-	$11,087	$21,109	$1,240	$56,735
Amortization	7,152	-	7,602	1,541	460	16,755
Disposals	-	-	-	(676)	-	(676)
Balance, September 29, 2013	$30,451	$-	$18,689	$21,974	$1,700	$72,814
Carrying amount,
September 29, 2013	$103,415	$102,045	$32,311	$9,766	$-	$247,537

2012	Customer contracts and customer relationships	Trademarks	License agreements	Computer software	Non-compete agreements	Total

Cost
Balance, October 2, 2011	$128,866	$94,000	$51,000	$26,038	$1,700	$301,604
Additions	-	3,345	-	2,094	-	5,439
Additions through business
acquisitions	5,000	4,700	-	-	-	9,700
Disposals	-	-	-	(27)	-	(27)
Balance, September 30, 2012	$133,866	$102,045	$51,000	$28,105	$1,700	$316,716

Accumulated amortization
Balance, October 2, 2011	$16,600	$-	$3,484	$19,477	$390	$39,951
Amortization	6,699	-	7,603	1,659	850	16,811
Disposals	-	-	-	(27)	-	(27)
Balance, September 30, 2012	$23,299	$-	$11,087	$21,109	$1,240	$56,735
Carrying amount,
September 30, 2012	$110,567	$102,045	$39,913	$6,996	$460	$259,981

GILDAN 2013 REPORT TO SHAREHOLDERS P. 76

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INTANGIBLE ASSETS AND GOODWILL (continued):

Goodwill

	2013	2012

Balance, beginning of period(i)	$143,833	$143,833
Goodwill acquired (note 5)	6,266	-
Balance, end of period	$150,099	$143,833

(i)
The comparative balance as at September 30, 2012 has been adjusted to correct a non-significant error in the purchase price allocation relating to the acquisition of Gold Toe in fiscal 2011. The correction resulted in a $1.9 million increase to goodwill, a $1.1 million increase to deferred income tax assets, and a $3.0 million decrease to trade accounts receivable as at the acquisition date in April 2011 and as at September 30, 2012.

Recoverability of cash-generating units

Goodwill acquired through business acquisitions and trademarks with indefinite useful lives have been allocated to CGUs that are expected to benefit from the synergies of the acquisition, as follows:

	September 29,	September 30,
	2013	2012

Branded Apparel
Goodwill	$144,303	$140,345
Trademarks	97,345	97,345
	241,648	237,690

Printwear
Goodwill	5,796	3,488
Trademarks	4,700	4,700
	$10,496	$8,188

In assessing whether goodwill and indefinite life intangible assets are impaired, the carrying amount of the CGUs (including goodwill and indefinite life intangible assets) are compared to their recoverable amount. The recoverable amounts of CGUs are based on the higher of the value in use and fair value less costs to sell. The Company performed the annual impairment review for goodwill and indefinite life intangible assets as at September 29, 2013, and the estimated recoverable amounts exceeded the carrying amounts of the CGUs and as a result, there was no impairment identified.

Recoverable amount – Branded Apparel
The Company determined the recoverable amount of the Branded Apparel CGU based on a value in use calculation using cash flow projections, which take into account financial budgets and forecasts approved by senior management covering a five-year period with a terminal value calculated by discounting the final year in perpetuity. The key assumptions for the value in use calculation include estimated sales volumes, selling prices and input costs, as well as discount rates which are based on estimates of the risks associated with the projected cash flows based on the best information available as of the date of the impairment test. The pre-tax discount rate applied to cash flow projections was 14.2%. A growth rate of 2%, which does not exceed the historical and industry average growth rates, was used to calculate the terminal value. The Company determined that no reasonably possible change in the key assumptions would have resulted in any impairment of goodwill or indefinite life intangible assets.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 77

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. LONG-TERM DEBT:

The Company has a committed unsecured revolving long-term bank credit facility of $800 million. In November 2012, the Company amended its revolving long-term bank credit facility to extend the maturity date from June 2016 to January 2018. As a result of the amendment, the facility now provides for an annual extension which is subject to the approval of the lenders, and amounts drawn under the facility bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a reduced spread ranging from 1% to 2%, such range being a function of the total debt to EBITDA ratio (as defined in the credit facility agreement). The amendment also provides for a reduction in undrawn pricing. There were no amounts drawn under the facility as at September 29, 2013 (September 30, 2012 - $181.0 million) and the effective interest rate for fiscal 2013 was 2.4% (2012 - 2.2%), including the cash impact of interest rate swaps. In addition, an amount of $7.4 million (September 30, 2012 - $6.0 million) has been committed against this facility to cover various letters of credit as described in note 24. The revolving long-term bank credit facility requires the Company to comply with certain covenants including maintenance of financial ratios. The Company was in compliance with all covenants as at September 29, 2013.

12. EMPLOYEE BENEFIT OBLIGATIONS:

	September 29,	September 30,
	2013	2012

Defined benefit pension plan	$5,776	$5,871
Statutory severance obligation	10,935	12,246
Defined contribution plan	1,775	1,495
	$18,486	$19,612

(a)	Defined benefit pension plan:

The Company has a funded qualified defined benefit pension plan (“Retirement Plan”) covering certain employees of Gold Toe. An actuarial valuation is performed at every year-end, and was therefore last performed at September 29, 2013. The last valuation for funding purposes was performed on January 1, 2012. The Retirement Plan filed for termination in October 2012. The Company has committed to fully funding the Retirement Plan on a termination basis at the time assets are distributed. The Company’s plan for termination of the Retirement Plan was approved in the fourth quarter of fiscal 2013, and the final wind-up is expected to take place in fiscal 2014.

The funded status of the Company’s Retirement Plan was as follows:

	2013	2012

Benefit obligation, beginning of year	$9,571	$18,983
Interest cost	315	595
Actuarial gain	(529)	(765)
Settlement gain	-	(725)
Benefits paid	(550)	(180)
Plan settlements	-	(8,337)
Benefit obligation, end of year	$8,807	$9,571

Fair value of plan assets, beginning of year	$3,700	$12,564
Plan settlements	-	(8,337)
Expected return on plan assets	101	273
Actuarial loss	(220)	(620)
Benefits paid	(550)	(180)
Fair value of plan assets, end of year	$3,031	$3,700

Plan deficit / defined benefit pension liability, end of year	$5,776	$5,871

GILDAN 2013 REPORT TO SHAREHOLDERS P. 78

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. EMPLOYEE BENEFIT OBLIGATIONS (continued):

(a)	Defined benefit pension plan (continued):

The plan assets are invested entirely in high quality money market funds. The expected rate of return on plan assets of 3.5% is based on published capital market assumptions for high quality money market funds. The actual loss on plan assets for fiscal 2013 was $0.1 million (2012 - $0.3 million).

The net periodic pension expense (gain) of the Company’s Retirement Plan for the years ended September 29, 2013 and September 30, 2012 includes the following components:

	2013	2012

Interest cost	$315	$595
Expected return on plan assets	(101)	(273)
Settlement gain	-	(725)
Net periodic pension expense (gain) - included in
restructuring and acquisition-related costs	$214	$(403)

Weighted-average assumptions to determine benefit obligations and net periodic benefit cost:

	2013	2012

Benefit obligation:
Discount rate	4.31%	3.40%

Net periodic benefit cost:
Discount rate	3.40%	4.37%
Rate of return on plan assets	3.50%	3.50%

(b)   Statutory severance obligation:

	2013	2012

Benefit obligation, beginning of year	$12,246	$12,586
Service cost	8,242	7,691
Interest cost	3,650	3,093
Actuarial gain	(127)	(178)
Benefits paid	(13,076)	(10,946)
Benefit obligation, end of year	$10,935	$12,246

A discount rate between 10% and 12%, and a rate of compensation increase between 5% and 7% were used to calculate the accumulated benefit obligation of statutory severance.

(c)	Defined contribution plan:

During fiscal 2013, defined contribution expenses were $2.3 million (2012 - $2.0 million).

(d)	Actuarial losses recognized in other comprehensive income:

The cumulative amount of actuarial losses recognized in other comprehensive income as at September 29, 2013 was $3.2 million (September 30, 2012 - $3.6 million) which have been reclassified to retained earnings in the period in which they were recognized.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 79

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. PROVISIONS:

	2013	2012

Balance, beginning of year	$13,042	$8,226
Assumed in a business acquisition (note 5)	-	4,500
Provisions made during the year	2,972	-
Accretion of interest	311	316
Balance, end of year	$16,325	$13,042

Provisions include estimated future costs of decommissioning and site restoration for certain assets located at the Company’s textile and sock facilities and a distribution centre in the U.S. for which the timing of settlement is uncertain, but has been estimated to be in excess of twenty years, and costs related to the exit of an Anvil administrative office lease.

14. EQUITY:

(a)	Shareholder rights plan:

The Company has a shareholder rights plan which provides the Board of Directors and the shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, pursue other alternatives for maximizing shareholder value.

(b)	Accumulated other comprehensive income:

Accumulated other comprehensive income includes the changes in the fair value of the effective portion of qualifying cash flow hedging instruments outstanding at the end of the period.

(c)	Share capital:

Authorized:
Common shares, authorized without limit as to number and without par value. First preferred shares, without limit as to number and without par value, issuable in series and non-voting. Second preferred shares, without limit as to number and without par value, issuable in series and non-voting. As at September 29, 2013 and September 30, 2012 none of the first and second preferred shares were issued.

Issued:
As at September 29, 2013, there were 121,626,076 common shares (September 30, 2012 - 121,386,090) issued and outstanding, which are net of 282,761 common shares (September 30, 2012 - 210,400) that have been purchased and are held in trust as described in note 14(e).

(d)	Normal course issuer bid:

In December 2011 the Company implemented a normal course issuer bid (“NCIB”) to repurchase for cancellation up to one million outstanding common shares of the Company on the TSX and the NYSE, representing approximately 0.8% of its issued and outstanding common shares, in accordance with the requirements of the TSX. The Company did not renew the NCIB which expired on December 5, 2012. During fiscal 2013, there were no repurchases under the NCIB.

(e)	Common shares purchased as settlement for non-Treasury RSUs:

In September 2011, the Company established a trust for the purpose of settling the vesting of non-Treasury RSUs. For non-Treasury RSUs that are to be settled in common shares in lieu of cash, the Company directs the trustee to purchase common shares of the Company on the open market to be held in trust for and on behalf of the holders of non-Treasury RSUs until they are delivered for settlement, when the non-Treasury RSUs vest. At the time the common shares are purchased, the amounts previously credited to accounts payable and accrued liabilities for the non-Treasury RSUs initially expected to be settled in cash are transferred to contributed surplus. For accounting purposes, the common shares are considered as held in treasury, and recorded as a temporary reduction of outstanding common shares and share capital. Upon delivery of the common shares for settlement of the non-Treasury RSUs, the number of common shares outstanding is increased, and the amount in contributed surplus is transferred to share capital. The common shares purchased as settlement for non-Treasury RSUs were as follows:

GILDAN 2013 REPORT TO SHAREHOLDERS P. 80

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. EQUITY (continued):

(e)	Common shares purchased as settlement for non-Treasury RSUs (continued):

	2013			2012
	Shares	Amount	Average cost	Shares	Amount	Average Cost

Balance, beginning of year	210	$5,990	$28.52	79	$2,152	$27.24
Distributed	(205)	(5,864)	28.60	(79)	(2,152)	27.24
Purchased	278	9,621	34.61	210	5,990	28.52
Balance, end of year	283	$9,747	$34.44	210	$5,990	$28.52

Subsequent to year end, the Company distributed 150,210 common shares with an average cost of $33.33 per share as settlement for the vesting of the equivalent number of non-Treasury RSUs.

(f)	Contributed surplus:

The contributed surplus account is used to record the initial value of equity-settled share based compensation transactions. Upon the exercise of stock options and the vesting of Treasury restricted share units, the corresponding amounts previously credited to contributed surplus are transferred to share capital.

15. FINANCIAL INSTRUMENTS:

Disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices, and how the Company manages those risks, are included in the section entitled “Financial risk management” of the Management’s Discussion and Analysis of the Company’s operations, financial performance and financial position as at September 29, 2013 and September 30, 2012. Accordingly, these disclosures are incorporated into these consolidated financial statements by cross-reference.

(a)	Financial instruments – carrying amounts and fair values:

The carrying amounts and fair values of financial assets and liabilities included in the consolidated statements of financial position are as follows:

	September 29,	September 30,
	2013	2012

Financial assets
Loans and receivables:
Cash and cash equivalents	$97,368	$70,410
Trade accounts receivable	255,018	257,595
Other current assets	9,931	8,561
Long-term non-trade receivables included in other
non-current assets	3,400	509
Derivative financial instruments designated as effective
hedging instruments included in other current assets	1,103	133

Financial liabilities
Other financial liabilities:
Accounts payable and accrued liabilities	$287,382	$247,622
Long-term debt - bearing interest at variable rates	-	181,000
Derivative financial instruments designated as effective
hedging instruments included in accounts payable
and accrued liabilities	2,032	7,870
Contingent consideration	-	950

GILDAN 2013 REPORT TO SHAREHOLDERS P. 81

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. FINANCIAL INSTRUMENTS (continued):

(a)	Financial instruments – carrying amounts and fair values (continued):

The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates because of the short-term maturity of those instruments. The fair values of the long-term non-trade receivables included in other non-current assets, and the Company’s interest-bearing financial liabilities also approximate their respective carrying amounts. The fair values of cash and cash equivalents and derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of financial assets and financial liabilities, including derivative financial instruments, the Company takes into account its own credit risk and the credit risk of the counterparties.

(b)  Derivative financial instruments:

During fiscal 2013, the Company entered into forward foreign exchange contracts in order to reduce the exposure of forecasted cash flows in currencies other than the U.S. dollar. The forward foreign exchange contracts were designated as cash flow hedges and qualified for hedge accounting. The forward foreign exchange contracts outstanding as at September 29, 2013 consisted primarily of contracts to reduce the exposure to fluctuations in Euros, Canadian dollars, Pounds sterling and Swiss franc, against the U.S. dollar. For fiscal 2013, the derivatives designated as cash flow hedges were considered to be fully effective and no ineffectiveness has been recognized in net earnings.

The following table summarizes the Company’s commitments to buy and sell foreign currencies as at September 29, 2013:

				Carrying and fair value		Maturity
	Notional				Accounts
	foreign				payable
	currency	Average	Notional	Other	and
	amount	exchange	U.S. $	current	accrued	0 to 12
	equivalent	rate	equivalent	assets	liabilities	months

Forward foreign exchange contracts designated as cash flow hedges:
Sell GBP/Buy USD	26,412	1.5510	40,966	-	(1,319)	(1,319)
Sell EUR/Buy USD	27,834	1.3237	36,844	-	(713)	(713)
Sell USD/Buy CAD	16,230	0.9487	15,398	286	-	286
Sell USD/Buy EUR	9,086	1.2844	11,670	586	-	586
Sell USD/Buy CHF	5,323	1.0556	5,619	231	-	231
			$110,497	$1,103	$(2,032)	$(929)

GILDAN 2013 REPORT TO SHAREHOLDERS P. 82

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. FINANCIAL INSTRUMENTS (continued):

(c)	Financial expenses, net:

	2013	2012

Interest expense on financial liabilities recorded at amortized cost	$3,899	$7,315
Recognition of deferred hedging loss on interest rate swaps (i)	4,734	-
Bank and other financial charges	3,674	3,676
Interest accretion on discounted provision	312	324
Foreign exchange loss	239	283
Derivative gain on financial instruments not designated for
hedge accounting	(845)	-
	$12,013	$11,598

(i) During fiscal 2011, the Company entered into a series of interest rate swap contracts to fix the variable interest rates on the designated interest payments, to June 2016, on $125 million of the borrowings under the revolving long-term bank credit facility. Prior to October 1, 2012, the interest rate swap contracts were designated as cash flow hedges and qualified for hedge accounting. The fair value of the interest rate swap contracts as at September 30, 2012 reflected an unrealized loss of $5.8 million, which was recognized as a charge to other comprehensive income with a corresponding liability included in accounts payable and accrued liabilities. During fiscal 2013, the Company determined that it no longer met the criteria for hedge accounting and discontinued hedge accounting prospectively effective October 1, 2012. As a result, changes in the fair value of the interest rate swap contracts subsequent to October 1, 2012 were recognized immediately in net earnings under the financial expenses caption. In addition, since the designated interest payments were still expected to occur throughout the year, the cumulative loss in accumulated other comprehensive income was drawn down systematically, as a charge to net earnings under the financial expenses caption, as the interest payments occurred. During the fourth quarter of fiscal 2013, the Company concluded that the majority of the designated interest payments are no longer expected to occur, and that it was no longer economic to maintain the interest rate swaps as the borrowings under the credit facility were fully repaid at the end of fiscal 2013. Therefore, the interest rate swaps were unwound, and the corresponding deferred loss on interest rate swaps remaining in accumulated other comprehensive income of $4.7 million was recognized immediately in net earnings, under the financial expenses caption.

(d)	Other comprehensive income (loss):

	2013	2012

Net gain (loss) on derivatives designated as cash flow hedges	$1,168	$(4,955)
Income taxes	(12)	50

Amounts reclassified from other comprehensive income to
net earnings, and included in:
Net sales	469	(2,993)
Cost of sales	(321)	-
Selling, general and administrative expenses	-	(563)
Financial expenses, net	5,110	2,029
Income taxes	5	33
Cash flow hedges income (loss)	6,419	(6,399)

Actuarial gain on employee benefit obligations	436	323
Other comprehensive income (loss)	$6,855	$(6,076)

As at September 29, 2013, approximately $0.7 million of net losses presented in accumulated other comprehensive income are expected to be reclassified to net earnings within the next twelve months.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. SHARE-BASED COMPENSATION:

(a)	Employee share purchase plans:

The Company has employee share purchase plans which allow eligible employees to authorize payroll deductions of up to 10% of their salary to purchase from Treasury, common shares of the Company at a price of 90% of the then current share price as defined in the plans. Employees purchasing shares under the plans subsequent to January 1, 2008 must hold the shares for a minimum of two years. The Company has reserved 2,500,000 common shares for issuance under the plans. As at September 29, 2013, a total of 319,712 shares (September 30, 2012 - 295,493) were issued under these plans. Included as compensation costs in selling, general and administrative expenses is $0.1 million (2012 - $0.1 million) relating to the employee share purchase plans.

(b)	Stock options and restricted share units:

The Company’s Long-Term Incentive Plan (the "LTIP") includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units ("Treasury RSUs") and non-dilutive restricted share units ("non-Treasury RSUs") to officers and other key employees of the Company and its subsidiaries. On February 2, 2006, the shareholders of the Company approved an amendment to the LTIP to fix at 6,000,316 the number of common shares that are issuable pursuant to the exercise of stock options and the vesting of Treasury RSUs. As at September 29, 2013, 2,138,374 common shares remained authorized for future issuance under this plan.

The exercise price payable for each common share covered by a stock option is determined by the Board of Directors at the date of the grant, but may not be less than the closing price of the common shares of the Company on the trading day immediately preceding the effective date of the grant. Stock options granted since fiscal 2007 vest equally beginning on the second, third, fourth and fifth anniversary of the grant date, with the exception of a special one-time award of 409,711 options which cliff vest on the fifth anniversary of the grant date, and expire no more than seven or ten years after the date of the grant. All stock options granted prior to fiscal 2008 have fully vested.

Holders of Treasury RSUs, non-Treasury RSUs and deferred share units are entitled to dividends declared by the Company which are recognized in the form of additional equity awards equivalent in value to the dividends paid on common shares. The vesting conditions of the additional equity awards are subject to the same performance objectives and other terms and conditions as the underlying equity awards. The additional awards related to outstanding Treasury RSUs and non-Treasury RSUs expected to be settled in common shares are credited to contributed surplus when the dividends are declared, whereas the additional awards related to outstanding non-Treasury RSUs expected to be settled in cash and deferred share units are credited to accounts payable and accrued liabilities.

Outstanding stock options were as follows:

		Weighted average
		exercise price
	Number	(CA$)

Stock options outstanding, October 2, 2011	961	$24.28
Changes in outstanding stock options:
Granted	190	27.20
Exercised	(56)	14.09
Forfeited	(41)	28.50
Stock options outstanding, September 30, 2012	1,054	25.18
Changes in outstanding stock options:
Granted	191	31.17
Exercised	(195)	27.18
Forfeited	(4)	29.72
Stock options outstanding, September 29, 2013	1,046	$25.88

GILDAN 2013 REPORT TO SHAREHOLDERS P. 84

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. SHARE-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units (continued):

As at September 29, 2013, 143,283 outstanding options were exercisable at the weighted average exercise price of CA$29.33 (September 30, 2012 - 246,006 options at CA$28.58). For stock options exercised during fiscal 2013, the weighted average share price at the date of exercise was CA$42.21 (2012 - CA$25.09). Based on the Black-Scholes option pricing model, the grant date weighted average fair value of options granted during the twelve months ended September 29, 2013 was $14.34 (September 30, 2012 - $11.42). Expected volatilities are based on the historical volatility of Gildan’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

	2013	2012

Exercise price	$ 31.17	$ 27.20
Risk-free interest rate	1.30%	1.31%
Expected volatility	54.70%	52.75%
Expected life	5.25 years	5.25 years
Expected dividend yield	0.95%	1.00%

The following table summarizes information about stock options issued and outstanding and exercisable at September 29, 2013:

	Options issued and outstanding		Options exercisable
		Remaining
Exercise prices (CA$)	Number	contractual life (yrs)	Number

$ 20.12	58	3	17
$ 22.13	410	6	-
$ 23.49	99	2	61
$ 27.20	177	5	-
$ 28.64	59	4	13
$ 31.17	191	6	-
$ 39.39	52	1	52
	1,046		143

A Treasury RSU represents the right of an individual to receive one common share on the vesting date without any monetary consideration being paid to the Company. With limited exceptions, all Treasury RSUs awarded to date vest within a five-year vesting period. The vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 85

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. SHARE-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units (continued):

Outstanding Treasury RSUs were as follows:

		Weighted average
	Number	fair value per unit

Treasury RSUs outstanding, October 2, 2011	911	$23.34
Changes in outstanding Treasury RSUs:
Granted	68	26.60
Granted for dividends declared	10	25.10
Settled through the issuance of common shares	(102)	27.32
Forfeited	(3)	27.61
Treasury RSUs outstanding, September 30, 2012	884	23.13
Changes in outstanding Treasury RSUs:
Granted	21	38.28
Granted for dividends declared	7	40.06
Settled through the issuance of common shares	(93)	28.38
Forfeited	(47)	30.31
Treasury RSUs outstanding, September 29, 2013	772	$22.64

As at September 29, 2013 and September 30, 2012, none of the awarded and outstanding Treasury RSUs were vested.

The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the options and Treasury RSUs, for fiscal 2013 was $5.4 million (2012 - $4.6 million). The counterpart has been recorded as contributed surplus. When the underlying shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.

Outstanding non-Treasury RSUs were as follows:

	2013	2012

Non-Treasury RSUs outstanding, beginning of year	529	396
Changes in outstanding non-Treasury RSUs:
Granted	223	247
Granted for dividends declared	6	7
Settled	(172)	(94)
Forfeited	(17)	(27)
Non-Treasury RSUs outstanding, end of year	569	529

Non-Treasury RSUs have the same features as Treasury RSUs, except that their vesting period is a maximum of three years and they can be settled in cash based on the Company’s share price on the vesting date, or through the delivery of common shares purchased on the open market. The settlement amount for non-Treasury RSUs expected to be settled in cash is based on the Company's five-day average share price at the vesting date. Beginning in fiscal 2010, 100% of non-Treasury RSUs awarded to executive officers have vesting conditions that are dependent upon the financial performance of the Company relative to a benchmark group of Canadian publicly listed companies. In addition, up to two times the actual number of non-Treasury RSUs awarded to executive officers can vest if exceptional financial performance is achieved. As at September 29, 2013 and September 30, 2012, none of the outstanding non-Treasury RSUs were vested.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 86

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. SHARE-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units (continued):

The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the non-Treasury RSUs, for fiscal 2013 was $10.0 million (2012 - $6.1 million). As at September 29, 2013, 271,029 non-Treasury RSUs (September 30, 2012 – 318,923) were expected to be settled in cash, for which a recognized amount of $6.3 million (September 30, 2012 - $4.3 million) is included in accounts payable and accrued liabilities, based on a fair value per non-Treasury RSU of $47.01.

(c)	Deferred share unit plan:

The Company has a deferred share unit plan for independent members of the Company’s Board of Directors who must receive at least 50% of their annual board retainers in the form of deferred share units ("DSUs"). The value of these DSUs is based on the Company’s share price at the time of payment of the retainers or fees. DSUs granted under the plan will be redeemable and the value thereof payable in cash only after the director ceases to act as a director of the Company. As at September 29, 2013, there were 121,677 (September 30, 2012 - 110,322) DSUs outstanding at a value of $5.7 million (September 30, 2012 - $3.5 million). This amount is included in accounts payable and accrued liabilities. The DSU obligation is adjusted each quarter based on the market value of the Company’s common shares. The Company includes the cost of the DSU plan in selling, general and administrative expenses, which for fiscal 2013 was $2.7 million (2012 - $1.3 million).

Changes in outstanding DSUs were as follows:

	2013	2012

DSUs outstanding, beginning of year	110	78
Granted	22	31
Granted for dividends declared	1	1
Redeemed	(11)	-
DSUs outstanding, end of year	122	110

17. SUPPLEMENTARY INFORMATION RELATING TO THE NATURE OF EXPENSES:

(a)	Selling, general and administrative expenses:

	2013	2012

Selling expenses	$99,666	$75,206
Administrative expenses	115,526	89,601
Distribution expenses	67,371	61,228
	$282,563	$226,035

(b)	Employee benefit expenses:

	2013	2012

Salaries, wages and other short-term employee benefits	$310,862	$254,994
Share-based payments	15,483	10,970
Post-employment benefits	16,244	21,344
	$342,589	$287,308

GILDAN 2013 REPORT TO SHAREHOLDERS P. 87

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. SUPPLEMENTARY INFORMATION RELATING TO THE NATURE OF EXPENSES (continued):

(c)	Lease expense:

During the year ended September 29, 2013 an amount of $16.5 million was recognized in the consolidated statement of earnings and comprehensive income relating to operating leases (2012 - $14.0 million).

As at September 29, 2013, the future minimum lease payments under non-cancellable leases were as follows:

September 29,
2013

Within 1 year	$14,368
Between 1 and 5 years	26,759
More than 5 years	5,157
$46,284

18. RESTRUCTURING AND ACQUISITION-RELATED COSTS, AND ASSETS HELD FOR SALE:

Restructuring and acquisition-related costs are presented in the following table, and are comprised of costs directly related to the closure of business locations or the relocation of business activities, changes in management structure, as well as transaction, exit and integration costs incurred pursuant to business acquisitions.

		Business
		acquisitions
	Facility	and changes in
	closures and	management
2013	relocations	structure	Total

Write-downs and losses on disposal of assets held
for sale and property, plant and equipment	$552	$-	$552
Employee termination and benefit costs	1,436	-	1,436
Net pension expense	-	214	214
Exit, relocation and other costs	3,864	1,830	5,694
Remeasurement of contingent consideration in
connection with a business acquisition	-	(950)	(950)
Loss on business acquisition achieved in stages (note 5)	-	1,518	1,518
Acquisition-related transaction costs	-	324	324
	$5,852	$2,936	$8,788

		Business
		acquisitions
	Facility	and changes in
	closures and	management
2012	relocations	structure	Total

Write-downs and losses on disposal of assets held
for sale and property, plant and equipment	$4,851	$-	$4,851
Employee termination and benefit costs	533	7,324	7,857
Net pension recovery	-	(403)	(403)
Exit, relocation and other costs	616	6,971	7,587
Remeasurement of contingent consideration in
connection with a business acquisition	-	532	532
Purchase gain on business acquisition (note 5)	-	(6,679)	(6,679)
Acquisition-related transaction costs	-	1,217	1,217
	$6,000	$8,962	$14,962

GILDAN 2013 REPORT TO SHAREHOLDERS P. 88

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. RESTRUCTURING AND ACQUISITION-RELATED COSTS, AND ASSETS HELD FOR SALE (continued):

In fiscal 2013, most of the facility closure and relocation costs related to the integration of Anvil, including a charge of $2.5 million for costs related to the exit of an Anvil administrative office lease in fiscal 2013. Costs related to facility closures and relocations in fiscal 2012 consisted primarily of asset write-downs and employee termination and benefit costs incurred in connection with facilities closed in prior years.

Costs related to business acquisitions and changes in management structure in fiscal 2013 included a loss on business acquisition achieved in stages of $1.5 million relating to the acquisition of CanAm. Acquisition-related costs incurred in fiscal 2012 related primarily to costs incurred, net of a purchase gain on business acquisition, pursuant to the acquisition of Anvil.

Assets held for sale of $5.8 million as at September 29, 2013 (September 30, 2012 - $8.0 million) include property, plant and equipment primarily relating to closed facilities. The Company expects to incur additional carrying costs relating to the closed facilities, which will be accounted for as restructuring charges as incurred until all assets related to the closures are disposed. Any gains or losses on the disposal of the assets held for sale relating to closed facilities will also be accounted for as restructuring charges as incurred.

19. INCOME TAXES:

The income tax provision differs from the amount computed by applying the combined Canadian federal and provincial tax rates to earnings before income taxes. The reasons for the difference and the related tax effects are as follows:

	2013	2012

Earnings before income taxes	$330,719	$144,127
Applicable tax rate	26.9%	27.2%
Income taxes at applicable statutory rate	88,801	39,246

(Decrease) increase in income taxes resulting from:
Effect of different tax rates on earnings of foreign subsidiaries	(84,037)	(51,640)
Income tax expense for prior taxation years	25	974
Non-recognition of tax benefits related to tax losses and
temporary differences	6,064	5,910
Effect of non-deductible expenses and other	(312)	1,173
Total income tax expense (recovery)	$10,541	$(4,337)
Average effective tax rate (recovery)	3.2%	(3.0%)

The Company’s applicable statutory tax rate is the Canadian combined rate applicable in the jurisdictions in which the Company operates. The decrease is due to the difference in provincial allocation of taxable earnings between 2013 and 2012.

The details of income tax expense (recovery) are as follows:

	2013	2012

Current income taxes	$8,352	$6,005

Deferred income taxes:
Origination and reversal of temporary differences	(3,621)	(16,286)
Non-recognition of tax benefits related to tax losses and
temporary differences	6,064	5,910
Effect of substantively enacted income tax rates changes	(254)	34
	2,189	(10,342)

	$10,541	$(4,337)

GILDAN 2013 REPORT TO SHAREHOLDERS P. 89

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. INCOME TAXES (continued):

Significant components of the Company’s deferred income tax assets and liabilities relate to the following temporary differences and unused tax losses:

	September 29,	September 30,
	2013	2012

Deferred tax assets:
Non-capital losses	$61,342	$66,386
Non-deductible reserves and accruals	35,030	32,224
Property, plant and equipment	6,816	4,795
Other items	4,839	5,638
	$108,027	$109,043
Unrecognized deferred tax assets	(17,771)	(12,053)
Deferred tax assets	$90,256	$96,990

Deferred tax liabilities:
Property, plant and equipment	$(6,062)	$(4,984)
Intangible assets	(82,751)	(87,535)
Deferred tax liabilities	$(88,813)	$(92,519)
	$1,443	$4,471

The details of changes to deferred income tax assets and liabilities were as follows:

	2013	2012

Balance, beginning of year, net	$4,471	$(10,877)

Recognized in the statements of earnings:
Non-capital losses	(5,044)	(859)
Non-deductible reserves and accruals	2,806	3,850
Property, plant and equipment	2,104	5,939
Intangible assets	4,784	7,337
Other	(775)	(15)
Unrecognized deferred tax assets	(6,064)	(5,910)
	(2,189)	10,342

Business acquisitions	(914)	5,066
Other	75	(60)
Balance, end of year, net	$1,443	$4,471

As at September 29, 2013, the Company has tax credits, capital and non-capital loss carryforwards and other taxable temporary differences available to reduce future taxable income for tax purposes representing a tax benefit of approximately $17.8 million, for which no deferred tax asset has been recognized (September 30, 2012 - $12.1 million). The tax credits and capital and non-capital loss carryforwards expire between 2019 and 2033. The utilization of the recognized deferred tax asset is supported by projections of future profitability of the Company.

The Company has not recognized a deferred income tax liability for the undistributed profits of our subsidiaries, as the Company currently has no intention to repatriate these profits. If expectations or intentions change in the future, the Company may be subject to an additional tax liability upon distribution of these earnings in the form of dividend or otherwise. As at September 29, 2013, a deferred income tax liability of approximately $40 million would result from the recognition of the taxable temporary differences of approximately $151 million.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 90

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	2013	2012

Net earnings - basic and diluted	$320,178	$148,464

Basic earnings per share:
Basic weighted average number of common shares outstanding	121,455	121,488
Basic earnings per share	$2.64	$1.22

Diluted earnings per share:
Basic weighted average number of common shares outstanding	121,455	121,488
Plus dilutive impact of stock options, Treasury RSUs and common
shares held in trust	1,253	580
Diluted weighted average number of common shares
outstanding	122,708	122,068
Diluted earnings per share	$2.61	$1.22

Excluded from the above calculation for the year ended September 29, 2013 are 191,088 stock options (2012 - 823,687) and 3,997 Treasury RSUs (2012 - 62,000) which were deemed to be anti-dilutive.

21. DEPRECIATION AND AMORTIZATION:

	2013	2012

Depreciation of property, plant and equipment	$78,897	$80,625
Adjustment for the variation of depreciation of property, plant and
equipment included in inventories at the beginning and end of the year	(374)	(2,863)
Depreciation of property, plant and equipment included in net earnings	78,523	77,762
Amortization of intangible assets, excluding software	15,214	15,152
Amortization of software	1,541	1,659
Depreciation and amortization included in net earnings	$95,278	$94,573

Depreciation and amortization expense for fiscal 2012 included an impairment charge of $6.0 million, which consisted primarily of a charge of $3.9 million related to the retirement, before the end of the previously estimated useful lives, of certain machinery and equipment in connection with the ramp-down of the Company’s Rio Nance 1 textile facility in Honduras.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 91

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments to reconcile net earnings to cash flows from operating activities:

	2013	2012

Depreciation and amortization (note 21)	$95,278	$94,573
Loss on business acquisition achieved in stages (note 5 and 18)	1,518	-
Purchase gain on business acquisition (note 5 and 18)	-	(6,679)
Restructuring charges related to assets held for sale and
property, plant and equipment (note 18)	552	4,851
(Gain) loss on remeasurement of contingent consideration (note 18)	(950)	532
Loss on disposal of property, plant and equipment	1,002	1,619
Share-based compensation	8,268	4,606
Deferred income taxes (note 19)	2,189	(10,342)
Equity earnings in investment in joint venture	(46)	(597)
Unrealized net loss on foreign exchange and financial derivatives	428	160
Other non-current assets	(2,032)	6,634
Employee benefit obligations	(467)	(1,452)
Provisions	3,283	316
	$109,023	$94,221

(b)	Variations in non-cash transactions:

	2013	2012

Addition to property, plant and equipment transferred from
prepaid expenses and deposits and other non-current assets	$5,826	$-
Additions to property, plant and equipment included in accounts
payable and accrued liabilities	1,754	(1,295)
Balance due on business acquisition (note 5)	(500)	-
Settlement of pre-existing relationship (note 5)	(4,038)	-
Non-cash ascribed value credited to contributed surplus for
dividends attributed to Treasury RSUs	269	252
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share
units and exercise of stock options	10,272	5,166

GILDAN 2013 REPORT TO SHAREHOLDERS P. 92

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. RELATED PARTY TRANSACTIONS:

(a)	Joint ventures:

The Company had transactions with CanAm prior to its acquisition of the remaining 50% ownership interest of CanAm as described in note 5 to these consolidated financial statements. These transactions were based on arm’s length terms and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All outstanding balances are to be settled in cash within twelve months of the reporting date. None of the balances are secured. The following is a summary of the related party transactions and balances owed:

	2013	2012

Transactions:
Yarn purchases	$1,354	$126,126
Yarn sales	-	1,304
Dividend received	-	1,509

Balances outstanding:
Accounts payable and accrued liabilities	-	2,027

The following table illustrates the Company’s proportionate share of summarized financial information of CanAm as at and for the years then ended:

	September 29,	September 30,
	2013	2012

Share of the joint venture's statement of financial position:
Current assets	$-	$6,449
Non-current assets	-	6,878
Current liabilities	-	(2,044)
Equity	$-	$11,283

	2013	2012

Share of the joint venture's income and expenses:
Income	$677	$62,260
Expenses	1,085	61,094
	$(408)	$1,166

(b)	Key management personnel compensation:

Key management personnel includes those individuals that have authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and is comprised of the members of the executive management team and the Board of Directors. The amount for compensation expense recognized in net earnings for key management personnel was as follows:

	2013	2012

Short-term employee benefits	$6,906	$3,263
Post-employment benefits	129	131
Share-based payments	11,373	6,976
	$18,408	$10,370

GILDAN 2013 REPORT TO SHAREHOLDERS P. 93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. COMMITMENTS, GUARANTEES AND CONTINGENT LIABILITIES:

(a)	Claims and litigation

On October 12, 2012, Russell Brands, LLC, an affiliate of Fruit of the Loom, filed a lawsuit against the Company in the United States District Court of the Western District of Kentucky at Bowling Green, alleging trademark infringement and unfair competition and seeking injunctive relief and unspecified money damages. The litigation concerned labelling errors on certain inventory products shipped by Gildan to one of its customers. Upon being made aware of the error, the Company took immediate action to retrieve the disputed products. During the second quarter of fiscal 2013, the Company agreed to resolve the litigation by consenting to the entry of a final judgment providing for, among other things, the payment of $1.1 million.

The Company is a party to other claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

(b)	Guarantees:

The Company, and some of its subsidiaries, have granted financial guarantees, irrevocable standby letters of credit and surety bonds, to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at September 29, 2013, the maximum potential liability under these guarantees was $27.0 million (September 30, 2012 - $16.5 million), of which $5.5 million was for surety bonds and $21.5 million was for financial guarantees and standby letters of credit (September 30, 2012 - $6.9 million and $9.6 million, respectively). The surety bonds are automatically renewed on an annual basis, the financial guarantees and standby letters of credit mature at various dates in fiscal 2014.

As at September 29, 2013, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items.

25. CAPITAL DISCLOSURES:

The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, while at the same time taking a conservative approach towards financial leverage and management of financial risk.

The Company’s capital is composed of net debt and shareholders’ equity. Net debt consists of interest-bearing debt less cash and cash equivalents. The Company’s primary uses of capital are to finance working capital requirements, capital expenditures, payment of dividends, and business acquisitions. The Company currently funds these requirements out of its internally-generated cash flows and the periodic use of its revolving long-term bank credit facility. The Company used its revolving long-term bank credit facility to finance the acquisition of Anvil in fiscal 2012 and to finance the acquisitions of CanAm and New Buffalo in fiscal 2013.

In November 2012, the Company amended its revolving long-term bank credit facility to extend the maturity date from June 2016 to January 2018. As a result of the amendment, the facility now provides for an annual extension which is subject to the approval of the lenders, and amounts drawn under the facility bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a reduced spread ranging from 1% to 2%, such range being a function of the total debt to EBITDA ratio (as defined in the credit facility agreement). The amendment also provides for a reduction in undrawn pricing.

The primary measure used by the Company to monitor its financial leverage is its ratio of net debt to earnings before financial expenses/income, taxes, depreciation and amortization, and restructuring and acquisition-related costs (“EBITDA”), which it aims to maintain at less than a maximum of 3.0:1. Net debt is defined as long-term debt less cash and cash equivalents. As at September 29, 2013 and September 30, 2012 the Company’s net debt to EBITDA ratio was below 1.0:1.

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 94

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. CAPITAL DISCLOSURES (continued):

During fiscal 2013, the Company paid an aggregate of $43.7 million of dividends (2012 - $36.6 million) representing a quarterly dividend of $0.09 per share. On November 20, 2013 the Board of Directors declared a quarterly dividend of $0.108 per share for an expected aggregate payment of $13.2 million which will be paid on January 6, 2014 on all of the issued and outstanding common shares of the Company, rateably and proportionately to the holders of record on December 12, 2013. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

The Board of Directors will consider several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although the Company’s revolving long-term bank credit facility requires compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the payment of dividends under the Company’s dividend policy.

The Company is not subject to any capital requirements imposed by a regulator.

26. SEGMENT INFORMATION:

The Company manages and reports its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

Printwear: The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 30 countries across North America, Europe and the Asia-Pacific region.

Branded Apparel: The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, and distributes branded family apparel, which includes athletic, casual and dress socks, underwear and activewear products, primarily to U.S. retailers.

The chief operating decision-maker assesses segment performance based on segment operating income which is defined as operating income before corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software. The accounting policies of the segments are the same as those described in note 3 of these consolidated financial statements.

	2013	2012

Segmented net sales:
Printwear	$1,468,659	$1,334,252
Branded Apparel	715,644	614,001
Total net sales	$2,184,303	$1,948,253

Segment operating income:
Printwear	$364,363	$209,426
Branded Apparel	78,444	32,827
Total segment operating income	$442,807	$242,253

Reconciliation to consolidated earnings before income taxes:
Total segment operating income	$442,807	$242,253
Amortization of intangible assets, excluding software	(15,214)	(15,152)
Corporate expenses	(76,119)	(57,011)
Restructuring and acquisition-related costs	(8,788)	(14,962)
Financial expenses, net	(12,013)	(11,598)
Equity earnings in investment in joint venture	46	597
Earnings before income taxes	$330,719	$144,127

GILDAN 2013 REPORT TO SHAREHOLDERS P. 95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. SEGMENT INFORMATION (continued):

	2013	2012

Additions to property, plant and equipment and intangible assets
(including additions from business acquisitions and transfers):
Printwear	$50,354	$107,184
Branded Apparel	10,693	25,263
Corporate	25,624	3,244
Assets not yet utilized in operations, net of transfers	102,261	(35,778)
	$188,932	$99,913

Depreciation of property, plant and equipment:
Printwear	$50,759	$54,473
Branded Apparel	25,277	21,195
Corporate	2,487	2,094
	$78,523	$77,762

The reconciliation of total assets to segmented assets is as follows:

	September 29,	September 30,
	2013	2012

Segmented assets (i):
Printwear	$915,253	$878,764
Branded Apparel	866,067	883,908
Total segmented assets	1,781,320	1,762,672
Unallocated assets:
Cash and cash equivalents	97,368	70,410
Income taxes receivable	700	353
Assets held for sale	5,839	8,029
Investment in joint venture	-	12,126
Deferred income taxes	1,443	4,471
Assets not yet utilized in operations	114,030	11,769
Other - primarily corporate assets	42,951	26,607
Consolidated assets	$2,043,651	$1,896,437

(i) Segmented assets include the net carrying amounts of intangible assets and goodwill.

Property, plant and equipment, intangible assets, and goodwill, were allocated to geographic areas as follows:

	September 29,	September 30,
	2013	2012

United States	$534,523	$452,481
Canada	37,544	15,101
Honduras	354,039	350,856
Caribbean Basin	98,257	109,056
Bangladesh	19,507	17,289
Other	9,635	11,468
	$1,053,505	$956,251

GILDAN 2013 REPORT TO SHAREHOLDERS P. 96

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. SEGMENT INFORMATION (continued):

Net sales by major product group were as follows:

	2013	2012

Activewear and underwear	$1,717,869	$1,472,510
Socks	466,434	475,743
	$2,184,303	$1,948,253

Net sales were derived from customers located in the following geographic areas:

	2013	2012

United States	$1,957,904	$1,738,564
Canada	65,959	67,752
Europe and other	160,440	141,937
	$2,184,303	$1,948,253

The Company has two customers accounting for at least 10% of total net sales.

	2013	2012

Customer A	17.9%	14.8%
Customer B	11.3%	12.0%

GILDAN 2013 REPORT TO SHAREHOLDERS P. 97